

Mail Stop 6010

September 15, 2008

Via U.S. Mail and Facsimile to (973) 778-0822

Francis M. Rowan
Chief Financial Officer
Linens Holding Co.
6 Brighton Road
Clifton, NJ 07015

   Re: **Linens Holding Co.**
     Form 10-K for the Fiscal Year Ended December 29, 2007
     Filed March 20, 2008
     File No. 333-135646-12

Dear Mr. Rowan:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 29, 2007

1.   Please tell us when you intend to file your Form 10-Q for the fiscal quarters ended March 29, 2008 and June 28, 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Overview of Business, page 35

2.   We note the following disclosures, among others:

·   "The Company's financial performance is significantly affected by the Transactions. The incurrence of long-term debt to finance the Transactions results in materially higher interest expense and the application of purchase accounting results in significantly higher depreciation and amortization, which make the net loss of the Company not comparable to net income of the Predecessor Entity before the Transactions. None of these effects of the Merger affect the Company's underlying fundamentals, which management believes remain strong, including its strong brand name recognition and attractive real estate locations." [page 35]
·   "In fiscal 2008, the Company expects to open approximately 10 new stores as opposed to opening 18 new stores in fiscal 2007 and an average of approximately 47 new stores per year during the immediate three fiscal years preceding fiscal 2007." [page 38]
·   "In October 2007, the Company entered into a new senior secured asset-based revolving credit facility agreement. The new credit facility is beneficial compared to the prior credit facility that it replaced in several respects, including the use of higher advance rates on inventory and accounts receivable in the borrowing base computation and the total elimination of all financial maintenance covenants. All of the agent banks that were party to the previous credit facility continued to be participants in the new credit facility. As a result of entering into this agreement, the Company's liquidity position was significantly enhanced." [page 38]
·   "The Company anticipates that cash generated from operations together with amounts available under the New Credit Facility will be sufficient to meet its future working capital requirements, new store expenditures, new store inventory purchases and debt service obligations as they become due." [page 44]

The disclosures are included in your December 29, 2007 Form 10-K filed on March 20, 2008. We also note that your audit report and disclosures do not provide a discussion of any doubt as to the company's ability to continue as a going concern. In light of the fact that the company filed for bankruptcy under Chapter 11 as of May 2, 2008, please tell us why there is no discussion of the company's liquidity problems in the 10-K.

3.   Further, in your Form 8-K dated April 15, 2008 you disclose that you "decided to defer the approximately $16.1 million quarterly interest payment due on April 15, 2008 to the holders of its Senior Secured Floating Rate Notes due 2014" and that you were "in discussions with an ad hoc committee of holders of the Notes regarding a restructuring of the Company's capital structure." Please tell us the dates when you made the decision to defer the payment and restructure the debt. Tell us the dates of your discussions. Tell us why you made the decision to defer the interest payment and restructure the debt, especially given the company's "significantly enhanced" liquidity position" disclosed on page 38 of the 10-K.

4.   You also disclose in the April 15, 2008 Form 8-K that "[d]espite the strides that LNT has made to improve the operational side of its business over the past two years, these measures have not produced acceptable financial results. The increasing deterioration of the credit markets and the residential real estate meltdown, both stemming from the turmoil in the subprime mortgage market, and the resulting downturn in consumer spending, especially in the home sector, have combined to create additional and acute financial challenges for the Company and the retail sector as a whole." Please discuss why a similar discussion was not provided in your Form 10-K.

5.   You also disclose in your April 15, 2008 Form 8-K that "[t]he rapidly increasing financial storm outside the Company, together with our operating results, have accelerated credit and insurance problems for our vendors, causing them to recently begin imposing significantly more restrictive payment terms on LNT. These factors have had a dramatic effect on our liquidity outlook for the remainder of the year. We have made the decision to postpone today's interest payment as we continue to work with our constituencies to explore a number of alternatives to strengthen our balance sheet and improve liquidity." Please tell us in the dates when these events occurred and explain to us in more detail how the events impacted your liquidity.

Consolidated Results of Operations, page 38

6.   You disclose on page 40 that "[t]he Company recorded an income tax benefit of $50.6 million for fiscal 2007 compared with an income tax benefit of $88.1 million for fiscal 2006. The Company's effective tax benefit rate for fiscal 2007 decreased to 17.3% compared to 36.3% for fiscal 2006 primarily due to the $55.6 million valuation allowance which was recorded against United States net operating losses in the current year." Please tell us and disclose in future filings the significant reasons for the decrease in the effective tax benefit rate in 2007.

Financial Statements, page 54

Consolidated Statements of Shareholders' Equity, page 58

7.   Please tell us why your cumulative translation adjustment increased between 2006 and 2007.

Note 13. Stock Incentive Plans, page 81

8.   Please tell us how you determined the fair value of your common stock for purposes of your fair value calculations under Black Scholes and Monte Carlo Simulation.

9.   You disclose that you " used the Standard & Poor's Specialty Retail Index for a period approximating the expected term as this index most closely approximates the Company's applicable operating industry" in determining your volatility. Please tell us how you considered paragraph A22 of SFAS 123R and Question 6 of SAB Topic14.D.1.

Item 9A. Controls and Procedures, page 106

10.   We note your disclosure that "there have been no significant changes to the Company's internal control over financial reporting…" To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting subsequent to the date of your evaluation. Please correct the disclosure in future filings.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Kate Tillan
Assistant Chief Accountant